UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 26, 2026

Commission File Number: 001-15060

UBS AG

(Name of Registrant)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ or Form 40-F ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement of UBS AG on Form F-3 (File No. 333-283672) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
5.7	Opinion of Ashurst Perkins Coie (as defined therein), as to the validity of the debt securities and the warrants (New York law)
8.7	Opinion of Ashurst Perkins Coie (as defined therein), as to United States federal tax matters
23.15	Consent of Ashurst Perkins Coie (included in Exhibit 5.7 herein)
23.16	Consent of Ashurst Perkins Coie (included in Exhibit 8.7 herein)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2026	UBS AG
By: /s/ Timothy Geller
Name: Timothy Geller Title: Executive Director

By: /s/ Elizabeth Scanlon
Name: Elizabeth Scanlon Title: Executive Director